UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

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SEC File Number: 000-51365

CUSIP Number: 463013 102

NOTIFICATION OF LATE FILING

(Check one) X Form 10-K ____ Form 20-F ___ Form 11-K

_ Form 10-Q ____ Form 10-D ___ Form N-SAR ___ Form N-CSR

For period ended December 31, 2016

___ Transition Report on Form 10-K

___ Transition Report on Form 20-F

___ Transition Report on Form 11-K

___ Transition Report on Form 10-Q

___ Transition Report on Form N-SAR

For the transition period ended ___________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant Ironclad Performance Wear Corporation

Former Name if Applicable Europa Trade Agency Ltd.

Address of Principal Executive Office (Street and number) 1920 Hutton Court, Suite 300

City, State and Zip Code Farmers Branch, TX 75234

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11–K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on of before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 could not be filed within the prescribed time period as the Registrant continues to (i) prepare and review the financial and other information in its Form 10-K report for such period and (ii) actively pursue financing agreements, and the Registrant does not expect the report will be finalized for filing by the prescribed due date without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)               Name and telephone number of person to contact in regard to this notification.

William Aisenberg (972) 996-5664

(Name) (Area Code) (Telephone Number)

(2)               Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes ___ No

(3)               Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Ironclad Performance Wear Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2017

By: /s/ William Aisenberg

Name: William Aisenberg

Title: Executive Vice President and Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

Part IV – Other Information

The Registrant anticipates that a significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the Form 10-K due to changes in the Registrant’s business, including its customer base, during the preceding fiscal year. As previously disclosed the Registrant continues to (i) prepare and review the financial and other information in its Form 10-K report for such period and (ii) actively pursue financing agreements, and the Registrant does not expect the report will be finalized for filing by the prescribed due date without unreasonable effort or expense.